January 21, 2015

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Dear Ms. Blye,

We are in receipt of your letter dated December 5, 2014, referring to our annual report on Form 20-F for the fiscal year ended December 31, 2013, and requesting us to provide further information to the SEC on a supplemental basis, with respect to business dealings with Cuba and Syria, countries that are currently on the United States list of state sponsors of terrorism.

Compliance with U.S. Economic Sanctions and Export Controls

ABB has a comprehensive group-wide export control program and has established processes requiring that all exports, including those to Cuba and Syria, be screened to ensure compliance with applicable U.S. and non-U.S. export control and sanctions regulations.  ABB’s U.S. subsidiaries do not conduct any business with or in Cuba and Syria, and we believe that we comply with all U.S. economic sanctions and export controls regulations concerning those countries.

Business in Cuba and Syria

As requested in your inquiry, we have focused our response on the financial years ended December 31, 2011, 2012, 2013 and 2014 (the “Relevant Period”).  For a list of the types of products and services that ABB subsidiaries have provided to Cuba and Syria for the Relevant Period, please refer to Annex 1 to this letter.  As noted above, these products and services have been provided by ABB subsidiaries that are located outside of the U.S. and are not subsidiaries of U.S. companies.  Some of the business ABB has done with or in those countries has been with a government entity within the country such as a national or regional utility.  ABB does not track the business it does with government entities in various countries like Cuba and Syria separately from the business that it does with non-government entities.  Therefore, it would be difficult to determine the amount of business ABB has done with such governmental entities in the Relevant Period.  However, the total revenues and volumes of ABB orders from Cuba and Syria during the Relevant Period, which are set forth in Annex 2 to this letter, were insignificant relative to ABB’s size.

Subject to political developments, we expect our business in Cuba to remain at extremely low levels.  We expect our business in Syria going forward to remain at a similar low level to that during the Relevant Period.  To the extent new business transactions are entered into with Cuba or Syria in the future, we would expect those transactions to involve similar products and services to those that our subsidiaries provided during the Relevant Period to those countries.

Commercial Control List / supply for military uses

To the best of our knowledge, during the Relevant Period ABB has not provided, and does not intend to provide, any U.S. products (including products on the Commercial Control List) to Cuba or Syria.  Furthermore, ABB does not conduct business in the military sector in either Cuba or Syria and we are not aware that any of the products that we have supplied to such countries have been used for military purposes.

Materiality of ABB’s business in Cuba and Syria

ABB does not consider its business in Cuba and Syria to be a material investment risk for our security holders in light of their potential impact upon ABB’s reputation and share value.  As noted above ABB’s business in Cuba and Syria is very small.  After reviewing the size and nature of ABB’s business activities in Cuba and Syria, ABB does not consider its business in those countries to be material either on an individual country basis or in aggregate.  As such, it remains ABB’s view that its dealings in those countries do not need to be further disclosed in its annual reports filed on Form 20-F beyond what ABB discloses in the Risk Factors section of such reports.

Conclusion

We trust you will find this letter responsive to your queries.

ABB acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,
ABB Ltd

/s/ Diane de Saint Victor	/s/ Richard A. Brown
Diane de Saint Victor	Richard A. Brown
General Counsel	Chief Counsel Corporate & Finance

Annex 1

Based on our internal financial reporting system, the main types of products and services that we supplied to Cuba and Syria during the Relevant Period were as follows:

Cuba

Medium Voltage Products, Transformers and Turbocharging

Syria

Breakers & Switches, Control Products, Drives and Controls, Enclosures & DIN-Rail Products, High Voltage Products, Industry Solutions, Low Voltage Systems, Measurement Products, Medium Voltage Products, Motors & Generators, Power Conversion, Power Generation, Substations, Transformers, Turbocharging, and Wiring Accessories

Annex 2

Based on our internal financial reporting system, we estimate that our revenues and volume of orders in Cuba and Syria for the Relevant Period were as follows:

	Amounts in millions of USD				Amounts as a % of ABB Group
Cuba	2011	2012	2013	2014	2011	2012	2013	2014
Orders	<0.1	<0.1	<0.1	6.2	<0.01%	<0.01%	<0.01%	<0.02%
Revenues	<0.1	<0.1	<0.1	1.5	<0.01%	<0.01%	<0.01%	<0.01%

	Amounts in millions of USD				Amounts as a % of ABB Group
Syria	2011	2012	2013	2014	2011	2012	2013	2014
Orders	7.2	2.1	<0.1	<0.1	<0.02%	<0.01%	<0.01%	<0.01%
Revenues	7.8	1.5	1.8	0.1	0.02%	<0.01%	<0.01%	<0.01%